# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allied Gaming & Entertainment Inc., CIK 0001708341
CUSIP: 019170109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 745 FIFTH AVENUE, SUITE 500, NEW YORK, New York (NY), 10151
Date of event which requires filing of this statement: 08/28/2025
Amends the filing with accession number 0001213900-21-005405
Filed by CIK 0001811775
Persons authorized to receive notices and communications: ROY CHOI, KNIGHTED PASTURES, LLC, 1933 S. Broadway Suite 1146, Los Angeles, California (CA), 90007, 213-222-8589; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Knighted Pastures LLC (CIK 0001811775): type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Choi Roy (CIK 0001836163): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 1,900,000; sole dispositive power 0; shared dispositive power 1,900,000; aggregate amount beneficially owned 1,900,000 (4.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Allied Gaming & Entertainment Inc.
Address of issuer's principal executive offices: 745 FIFTH AVENUE, SUITE 500, NEW YORK, New York (NY), 10151
Comment: The following constitutes Amendment No. 18 to the Schedule 13D filed by the undersigned ("Amendment No. 18"). This Amendment No. 18 amends the Schedule 13D as specifically set forth herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On August 28, 2025, Knighted issued a press release announcing that it had terminated its proxy contest at the Issuer and had withdrawn its nominations of six candidates for election to the Board and its business proposal. In the press release, Knighted addressed the preliminary injunction order entered by the United States District Court for the Central District of California in the previously disclosed lawsuit filed by the Issuer. The Reporting Persons stated that, while they strongly deny the allegations made by the Issuer and have appealed the District Court Order, the cost of fighting the Issuer's lawsuit and the accompanying delay in holding a stockholder vote made continuing with the proxy contest untenable. The Reporting Persons further disclosed that they are taking a step back from their investment in the Issuer and are in the process of donating their Shares to multiple charitable organizations.

In the press release, the Reporting Persons also highlighted that they had helped preserve shareholder value, twice stopping the Issuer in Delaware Chancery Court from executing share issuances on unfair terms prejudicing stockholders, but will no longer pursue further challenges to the Board. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,018,882 Shares outstanding as of August 12, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025.

As of the date hereof, Knighted does not own any Shares.

As of the date hereof, Mr. Choi directly beneficially owns 1,900,000 Shares, constituting approximately 4.99% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The donations made by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. There have been no other transactions in the securities of the Issuer by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of the close of business on August 29, 2025, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

In connection with the Reporting Persons' charitable donations, and at their request, certain recipient organizations indicated that they would limit such charitable organization's sales of the donated Shares for certain time periods, subject to market conditions and the recipient's fiduciary obligations, in an effort to preserve the value of the Issuer's stock. Mr. Choi intends to dispose of the remainder of his Shares by a charitable gift subject to the same request.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities.

99.1 - Press Release, dated August 28, 2025.

## Signatures
- Knighted Pastures LLC: /s/ Roy Choi, Roy Choi, Manager (09/02/2025)
- Choi Roy: /s/ Roy Choi, Roy Choi (09/02/2025)